 Elaine D. Marion
Chief Financial Officer
(O) 703.984.8040
emarion@eplus.com

May 24, 2023

VIA EDGAR

Office of Trade and Corporate Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:     Ms. Nasreen Mohammed
                     Mr. Lyn Shenk
Re:     ePlus inc.
Form 10-K for the fiscal year ended March 31, 2022
Filed May 26, 2022
File No. 001-34167

Dear Staff:

This letter is submitted by ePlus inc. (the "Company") in response to the further comments from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated May 15, 2023, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the "Form 10-K"). This response letter supplements our prior responses provided to the Staff in our letter dated April 21, 2023 (the “April 21 Response Letter”).

For your reference, the text of the comments contained in your May 15, 2023, letter have been reproduced below in bold text, followed by the Company's responses.

Key Business Metrics, page 28

1. We note your response to comment one, including your plan to present gross billings as a metric rather than a non-GAAP financial measure. Please revise your definition to explain that gross billings includes the gross transaction values for certain sales transactions that you recognize on a net basis and, therefore, includes amounts that will not be recognized as revenue.

RESPONSE: In response to the above comment, in future filings, beginning with our Form 10-K for the fiscal year ended March 31, 2023, to be filed today, the Company will include the following definition of how gross billings as an operational metric is determined:

ePlus inc. 13595 Dulles Technology Drive   Herndon, VA 20171   (703) 984-8400  www.eplus.com

Gross billings are the total dollar value of customer purchases of goods and services including shipping charges during the period, net of customer returns and credit memos, sales, or other taxes.  Gross billings include the transaction values for certain sales transactions that are recognized on a net basis, and, therefore, includes amounts that will not be recognized as revenue.

Management’s Discussion and Analysis
Financial Summary, page 31

2. We note your response to comment two.   While you quantify sales by customer end market and vendor for the technology segment and appear to focus on such in your disclosure, your narrative does not appear to explain "why" changes occurred other than what appears to be a more general reference to buying cycles and timing of IT initiatives.  We note from your fourth quarter earnings call that you experienced strong growth trends in your services business, which includes a wide range of professional and managed services, staffing, logistics and help desk services.  However, your proposed revised disclosure does not speak to this factor.  We also note from the call that "annuity quality" services tend to have higher margins and more predictable financial performance, which you consider a positive trend.  Finally, we note from the call that product gross margin increased 20 basis points to 22.8%, while service gross margin decreased 390 basis points to 35.3%, reflecting lower professional service margins due to higher costs.  Therefore, we continue to believe you should attempt to further discuss the key drivers of changes in your results in a way you believe will allow investors to best understand the business as seen through the eyes of management.  Additionally, we note from your response that you experienced price inflation on purchases of products which are resold.  Please expand your discussion to identify if inflation was a contributing factor in recording higher product revenues and clarify the resulting impact, if quantifiable.

RESPONSE: In future filings, beginning with our Form 10-K for the fiscal year ended March 31, 2023, to be filed today, the Company will further update its disclosure within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations to address several of the Staff’s suggestions regarding expanded narrative disclosure.

Buying Cycles and Timing of IT Initiatives

With respect to the first point raised by the Staff to provide further explanation of why changes occurred in sales in the Technology segment, we respectfully advise the Staff that the changes we reported in our net sales within our Technology segment are primarily due to changes that we experience in customer demand that occur due to regular buying cycles as customers have their scheduled purchases of equipment and services to maintain their IT systems, as well as specific IT projects that are initiated by our customers based on their own business and operational needs.

Management believes it is important for both the Company and investors to understand the demand by customer industry and as such will continue to include a breakdown of the net sales by customer industry. Further, to align our disclosures in our filings with comments from management in earnings calls and other communications, we will replace the breakdown of net sales by manufacturer in our disaggregation of revenue disclosure within the segment footnote with a breakdown of net sales by type of product.

Technology Service Revenue

In response to the Staff’s comment, we have updated the narrative disclosure for net sales for the full fiscal year ended March 31, 2022, to incorporate disclosure regarding the contribution and growth of the Company’s services business. In addition, we will add to Item 7 of the Form 10-K the following definitions and use these terms consistently, including in our future earnings releases and earnings conference calls. We will also further clarify and distinguish our revenue categories in Item 1 of the Form 10-K.

Technology segment revenue generally falls into the following three categories:

-     Product revenue: Revenue generated from the sale of third-party hardware, perpetual and subscription software, maintenance, software assurance, and services.

-     Professional services: Revenue generated from our advanced professional services that are performed under time & materials, fixed fee, or milestone contracts. Professional services include cloud consulting, staff augmentation services, and project management services.

-     Managed services: Revenue generated from our advanced managed services that include managing various aspects of our customers’ environments and are billed in regular intervals over a contract term, usually between three to five years. Managed services include security solutions, storage-as-a-service, cloud hosted services, cloud managed services, and service desk.

Product and Service Gross Margin

In response to the Staff’s comment, we updated the narrative disclosure to discuss the reason for the change of product gross margin and service gross margin; however, we note that the information presented below differs from the basis point changes referenced in the Staff’s comment, as those changes related to only the three months ended March 31, 2022, and not the full year, as presented below.

Product Inflation

Finally, while we have updated our disclosure to include that price inflation is a contributing factor to the increase in net sales, we are unable to quantify the impact of inflation due to the factors outlined in the April 21, 2023, Response Letter.

* * * * *

Set forth below are the select sections of our Technology segment results of operations disclosure for the year ended March 31, 2022, compared to the year ended March 31, 2021, which includes the updates highlighted above in response to the Staff’s comments. This updated disclosure will be included in our Form 10-K for the year ended March 31, 2023, to be filed today.

RESULTS OF OPERATIONS

The Year Ended March 31, 2022, Compared to the Year Ended March 31, 2021

TECHNOLOGY SEGMENT

The results of operations for our technology segment for the years ended March 31, 2022, and 2021, were as follows (in thousands):

	Year Ended March 31,
	2022	2021	Change
Net sales
Product	$ 1,492,411	$ 1,305,789	$ 186,622	14.3%
Services	240,625	202,165	38,460	19.0%
Total	1,733,036	1,507,954	225,082	14.9%

Cost of sales
Product	1,175,789	1,036,627	139,162	13.4%
Services	149,094	125,092	24,002	19.2%
Total	1,324,883	1,161,719	163,164	14.0%

Gross profit	408,153	346,235	61,918	17.9%

Selling, general, and administrative	283,690	256,210	27,480	10.7%
Depreciation and amortization	14,535	13,839	696	5.0%
Interest and financing costs	928	521	407	78.1%
Operating expenses	299,153	270,570	28,583	10.6%

Operating income	$ 109,000	$ 75,665	$ 33,335	44.1%

Gross billings	$ 2,625,749	$ 2,71,836	$ 353,913	15.6%
Adjusted EBITDA	$ 131,353	$ 97,219	$ 34,134	35.1%

	Year Ended March 31,
Net sales by customer end market:	2022	2021	Change
Telecom, Media & Entertainment	$ 502,405	$ 371,912	$ 130,493	35.1%
Healthcare	270,481	200,067	70,414	35.2%
Technology	250,485	251,683	(1,198)	(0.5%)
SLED	241,769	245,919	(4,150)	(1.7%)
Financial Services	155,160	198,761	(43,601)	(21.9%)
All others	312,733	239,611	73,122	30.5%
Total	$ 1,733,036	$ 1,507,954	$ 225,082	14.9%

	Year Ended March 31,
Net sales by type:	2022	2021	Change
Data Center / Cloud	$ 581,113	$ 516,930	$ 64,183	12.4%
Networking	611,488	510,205	101,283	19.9%
Security	158,927	155,186	3,741	2.4%
Collaboration	57,244	47,504	9,740	20.5%
Other	83,639	75,964	7,675	10.1%
ePlus Services	240,625	202,165	38,460	19.0%
Total	$ 1,733,036	$ 1,507,954	$ 225,082	14.9%

Net sales: Net sales for the year ended March 31, 2022, increased due to an increase in customer demand, primarily from customers in telecom, media and entertainment and healthcare industries, partially offset by a decrease in net sales to customers in the financial services sector. These changes were driven by growth in product sales in collaboration and networking, and third party maintenance and artificial intelligence included in the other category in the table above, which management, based on its industry knowledge, generally attributed to hybrid work models having become the prominent operating model for most of our customers. Timing of purchases by our existing customers are determined by their buying cycle and the timing of their specific IT related initiatives throughout the year.

Also contributing to the increase in net sales were increases in the cost of equipment we incurred from our suppliers due, in part, to inflation, which we typically pass on to our customers.  Service revenues increased due to higher demand for both professional and managed services.

Our net sales by customer end market have remained consistent with the prior year, with over 80% of our sales being generated from customers within the five end markets specified in the table above.

Gross billings to our customers increased due to organic customer demand as well as our acquisition of Systems Management and Planning, Inc. (“SMP”) in December 2020, rather than acquisition or loss of a specific customer or set of customers.

Cost of sales: The increase in cost of sales for the year ended March 31, 2022, was due to the increase in demand for both product and services. Cost of product increased slightly less than the increase in product sales due to a change in product sales mix, as a greater portion of our transaction volume consisted of sales of third-party maintenance, software assurance, subscription/SaaS licenses, and services, for which the revenues and cost of sales are presented on a net basis. Overall, cost of services increased 19.2%, consistent with the 19.0% increase in sales.

Gross profit: Gross profit increased for the 2022 fiscal year due to the increase in customer demand as well as higher margins. Gross margin in the Technology segment increased 60 basis points to 23.6%. Gross margin on product sales increased 60 basis points to 21.2% due to a shift in product mix to a greater proportion of sales of third-party maintenance, software assurance, subscription/SaaS licenses, and services. Also contributing to the increase in product margins was higher vendor incentives earned, which increased $9.0 million in fiscal year 2022.

Service margin decreased 10 basis points to 38.0% for the year ended March 31, 2022, due to changes in the mix of services provided. The service margin decline was comprised of a 90 basis points improvement from managed services, due to ongoing growth and scale in this offering, offset by a 100 basis points decline from professional services due to higher third party costs.

* * * * *

Should the Staff have any questions, please contact me at (703) 984-8040.  We note that our responses involve proposed changes in the Company’s next Annual Report on Form 10-K, which we expect to file today, May 24, 2023.

We appreciate the opportunity to work with the Staff to continue to enhance our disclosures.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:   Mark P. Marron, President and CEO, ePlus inc.
        Abby Brown, Esq., Squire Patton Boggs LLP